Filed by Sierra Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Numerex Corp.

Commission File No.: 000-22920

The following is a transcript of a conference call and webcast hosted by Sierra Wireless, Inc. on August 2, 2017.

EDITED TRANSCRIPT SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call EVENT DATE/TIME: AUGUST 02, 2017 / 9:30PM GMT

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

C O R P O R A T E    P A R T I C I P A N T S

David G. McLennan Sierra Wireless, Inc. - CFO and Secretary

David Ian Climie Sierra Wireless, Inc. - VP of IR

Jason W. Cohenour Sierra Wireless, Inc. - CEO, President and Director

C O N F E R E N C E     C A L L    P A R T I C I P A N T S

David Aaron Wishnow Jefferies LLC, Research Division - Equity Associate

David W. Gearhart First Analysis Securities Corporation, Research Division - Associate Analyst

Paul Steep Scotiabank Global Banking and Markets, Research Division - Analyst

Steven Walt National Bank Financial, Inc., Research Division - Associate

Steven Li Raymond James Ltd., Research Division - SVP

Thanos Moschopoulos BMO Capital Markets Equity Research - VP and Analyst

Thomas Michael Walkley Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Todd Adair Coupland CIBC World Markets Inc., Research Division - Research Analyst

P R E S E N T A T I O N

Operator

Good afternoon. My name is Cheryl, and I will be your conference operator today. At this time, I would like to welcome everyone to the Sierra Wireless Second Quarter 2017 Financials Result Conference call and Webcast. (Operator Instructions) David Climie, Vice President of Investor Relations. You may begin your conference.

David Ian Climie - Sierra Wireless, Inc. - VP of IR

Thanks, Cheryl, and good afternoon, everybody. Thank you for joining today’s conference call and webcast. With me today on the call is Jason Cohenour, our President and CEO, and Dave McLennan, our Chief Financial Officer. As a reminder, today’s presentation is being webcast and will be available on our website following the call.

Today’s agenda will be as follows: Jason will provide a review of our second quarter results. Dave will then provide a more detailed overview of our quarterly results as well as our guidance for the third quarter 2017. And following that, Jason will review our announcement that Sierra Wireless is acquiring Numerex Corp. And then, we’ll finish with the Q&A session.

Before we get started, I would reference the company’s safe harbor statement. A summary of our safe harbor statement can be found on Page 2 of the webcast and is now being displayed. Today’s presentation contains certain statements and information that are not based on historical facts and constitute forward-looking statements. These statements include our financial guidance and commentary regarding the longer-term outlook for our business. Our forward-looking statements are based on a number of material assumptions, including those listed on Page 2 of the webcast presentation, which could prove to be significantly incorrect. Additionally, our forward-looking statements are subject to substantial known and unknown material risks and uncertainties. I draw your attention to a longer discussion of our risk factors in our Annual Information Form and management’s discussion and analysis, which can be found on SEDAR and EDGAR as well as our other regulatory filings. This presentation should also be viewed in conjunction with our press release.

With that, I will now turn the call over to Jason Cohenour for his comments.

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Thank you, David, and good afternoon, everyone. I’ll begin with the summary of our second quarter 2017 results.

Overall, Q2 financial results were solid and at the higher end of the guidance range. Consolidated revenue was $173.5 million, up 11% on a year-over-year basis. We saw a year-over-year revenue growth in each of our business segments and in each of our 3 regions. Solid revenue and gross margin led to improved profitability metrics in the second quarter with adjusted EBITDA of $14.8 million, up 23% year-over-year and non-GAAP earnings per share of $0.30, up 50% compared to last year.

We also continued to strengthen our overall position in the Internet of Things with technology initiatives, new partnering initiatives and a small but strategic acquisition. With respect to technology initiatives, we introduced our latest LPWA products, a new technology area, where we have secured an essential intellectual property position, and we are now turning our attention to helping define the Emerging 5G specifications. As we did for Cat-1, Cat-M1 LTE technology, our CTO team is actively engaged with the 3GPP and helping to define the 5G standards, particularly, as it relates to IoT use cases. We expect to secure an interesting IP position as a result of our contributions. We also established a joint business relationship with PricewaterhouseCoopers and will focus on leveraging our complimentary capabilities to deliver transformative IoT solutions and new business models to OEMs and enterprises worldwide. With respect to strategic technology acquisitions, we completed the purchase of the technology assets of FlowThings and hired their small but talented R&D team. Based on Brooklyn, FlowThings provides a data orchestration platform for rapid application development at the edge and in the cloud. We believe that the FlowThings platform and team will help strengthen our device to cloud offering and accelerate time-to-market for our customers.

Taking a closer look at the business segment performance, I’ll start with OEM Solutions. Q2 revenue in our OEM Solutions segment was $144.5 million, up 9% compared to the first quarter of 2000 -- pardon me, the second quarter of 2016. Non-GAAP gross margin was solid at 32.1%.

As we expected, we saw solid contribution year-over-year from our established OEM customers and programs across a broad range of segments, including automotive, networking, security and mobile computing. Revenue contribution from new OEM customers and programs continue to grow in line with our expectations. Design win activity was strong as we secured a higher-than-average number of design wins again in Q2. Though design wins were spread widely across the number of segments including automotive, transportation, sales and payment and networking.

With respect to new products, we announced our new AirPrime WP77, which is the industry’s first global dual mode LPWA module, this module supports both Cat-M1 and NB1 as well as optional 2G fallback, allowing customers to deploy the same device with multiple network operators almost anywhere in the world. The WP77 also contains our market-leading open source Legato application framework, embedded GNSS capability for location-based services and is pre-integrated with the AirVantage cloud.

We also announced our latest open source IoT development kit, mangOH Red. MangOH Red is the successor to mangOH Green and is designed for low-power consumption, low-cost and small footprint applications. Smaller than a credit card and containing a Sierra Wireless embedded module and an IoT connector slot. mangOH Red includes all of the building blocks that our customers need to rapidly prototype and test new applications with minimal investment.

Moving to Enterprise Solutions. In the second quarter, revenue in our Enterprise Solution business grew 31% year-over-year to $21.7 million. Year-over-year growth in Enterprise was driven by strong contribution from our telematics and gateways and tracking devices acquired with GenX last year. We also had stronger sales of our RV50 gateway and the industrial and energy markets in sales of the new MG router into public safety and transit markets.

Non-GAAP gross margin for the Enterprise Solutions BU was 47.5%, down slightly from Q1 as a result of unfavorable product mix, including higher revenue contribution from telematics gateways. During the quarter, we also continue to strength our go-to-market position, adding Ingram Micro as a new distributor for Enterprise Solutions products. We believe the strength and resources of this new channel partner will help to expand our presence in mobile, industrial and distributed enterprise markets. Customer acquisition activity was also strong in Q2 with new wins in regional transit, public safety and security.

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Now onto Cloud and Connectivity Services. Cloud and Connectivity revenue in Q2, which is comprised mainly of recurring services revenue was $7.3 million, up 4.3% on a year-over-year basis. Non-GAAP gross margin in Cloud and Connectivity was 42.6%. Our Cloud and Connectivity revenue once again face some FX headwinds in Q2 as the Swedish Krona and the euro weakened year-over-year against the U.S. dollar. On a constant currency basis, Cloud and Connectivity revenue was up 8.4% year-over-year.

On July 18, we announced that Marc Overton joined the company as Senior Vice President and General Manager of our Cloud and Connectivity business unit. Marc has over 20 years of executive experience growing businesses in the technology and telecom space with companies such as Cisco Jasper, First Data, EE and Orange. We’re thrilled to have Marc onboard and believe that his dealership will help us to scale our recurring revenue from Cloud and Connectivity Services. New customer acquisition activity was solid in Q2 with new customer programs wins in security, distributed enterprise, aftermarket automotive and telematics. We also saw a continued -- we also continue to see strong cross business units sales corroboration with more than 50% of our new Cloud and Connectivity wins, originating in our OEM and Enterprise Solutions BUs. We’re also very pleased to announce that our AirVantage cloud is now integrated with Google’s cloud IoT core, which means that our device-to-cloud solutions now also provide our customers with access to the full suite of Google capabilities, including enhanced data analytics.

I’ll now turn the call over to Dave, who’ll provide more detail on the Q2 financial results and our guidance for Q3.

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Great. Thank you, Jason. Please note that we report our financial results on a U.S. GAAP basis. However, we also present non-GAAP results in order to provide a better understanding of our operating performance. As a reminder, a full reconciliation between our GAAP and non-GAAP results is available on our website.

Comparing our second quarter of 2017 non-GAAP results to guidance, results were at the high end of guidance range for both revenue and non-GAAP EPS. Revenue of $173.5 million was at the higher end of our guidance range reflecting a slightly better-than-expected contribution from OEM customers and strong demand for telematics gateway products originating from the acquisition of GenX, which we made last year.

Our non-GAAP gross margin in Q2 was 34.5%, stable with the Q1 level and represents continued focus on managing product costs. Revenue at the higher end of the guidance and solid gross margins drove Q2 adjusted EBITDA to $14.8 million and non-GAAP net earnings $9.7 million or $0.30 per share. Our non-GAAP effective tax rate of approximately 14% was slightly lower than we expected and this is a result of a more favorable mix of income among various legal entities.

Looking at our key non-GAAP metrics in the second quarter compared to the same period in 2016. On a year-over-year basis, revenue increased by 11.1%. OEM revenue increased 9%, reflecting improved demand from established OEM customer programs across a broad range of segments, including automotive, networking, security, mobile computing, partially offset by some weakness in payment. Revenue contribution from new OEM customers and programs continued to drive our year-over-year growth.

Enterprise Solutions revenue in Q2 was up 30.7% year-over-year. This growth was driven primarily by strong demand for telematics Gateway products. We also saw revenue contribution from our new generation of gateway products in the industrial, energy, public safety and transit markets. Cloud and Connectivity Services revenue was up 4.3% compared to Q2 of last year, reflecting an improving level of new customer programs coming to market.

Looking at adjusted EBITDA and non-GAAP EPS. In Q2, we realized a significant year-over-year improvement in adjusted EBITDA and non-GAAP EPS. This reflects solid top line growth, improved gross margin and business model leverage. Adjusted EBITDA was $14.8 million, representing an 8.5% margin, compared to $12.1 million or a 7.7% margin a year ago. And non-GAAP EPS of $0.30 in Q2 compares favorably to the $0.20 we reported in the second quarter of ‘16.

We continue to have a strong cash position of $89 million on the balance sheet and the company is debt free. During Q2, we generated $5.5 million of cash from operations. This was dampened by a significant working capital requirements during the quarter, which is primarily driven by increased inventory. This increase in inventory reflects our decision several quarters ago to hold more inventory to support the growth of our business and

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

use our balance sheet to reduce our supply chain costs. CapEx consumed $5.3 million of cash. And other items, mainly FX related, utilized $3.7 million. In total, we utilized $3.5 million of cash to end the quarter with a balance of $89 million

Moving on to guidance for the third quarter. We anticipate revenue and non-GAAP EPS in Q3 to be higher on a year-over-year basis, driven by improved demand in each of our 3 business units compared to Q3 last year. In Q3 ‘17, we expect revenue to be in the range of $167 million to $175 million. We expect gross margin percentage to be lower compared to Q2. This is mixed driven and is aligned with the direction we discussed in May, when we indicated that we expected some gross margin compression in the second half of 2017, resulting from an existing high-volume automotive program transitioning to a next generation platform at a lower gross margin level than the current program that it’s replacing. With the Euro and Canadian dollar are now appreciating relative to the U.S. dollar, we are facing foreign exchange headwinds in OpEx in Q3. However, by managing other expenses, we expect our Q3 non-GAAP operating expenses to be approximately the same as we incurred in Q2. And we expect non-GAAP earnings per share in a range of $0.17 to $0.25. Our non-GAAP tax rate assumption for Q3 is expected to be approximately 20%, and we expect a full year 2017 rate to be between 15% and 20%. I will now turn the call back to Jason for an overview of the Numerex transaction.

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Thank you, Dave. I’ll now cover the acquisition of Numerex, which we also press released earlier today. The following presentation is subject to a specific safe harbor statement that is now being shown on the webcast. So we’re excited to announce that we signed a merger agreement today with Numerex, the acquisition of Numerex expands our position as a global leading IoT pure play and accelerates our device to cloud strategy by adding established customers, proven solutions, significant sales capacity and recurring subscription-based revenue.

We believe that the combination of Sierra Wireless and Numerex result in a powerful business and technology platform that will enable us to drive a global leadership position in IoT services and solutions. We’re offering Numerex stockholders 0.18 common shares of Sierra Wireless for each common share of Numerex. The share-exchange ratio implies an offer price for Numerex of $5.34 per share, which represents a 17.5% premium to Numerex’ 20-day volume weighted average price. This makes the total equity value of the offer approximately $107 million for Numerex. Our offer is subject to approval by Numerex stockholders and other normal regulatory and government approvals.

As we indicated in our press release, both the Sierra Wireless and Numerex boards have unanimously approved that the -- of the merger agreement. Assuming the transaction is approved by the Numerex stockholders, approximately 10% of the common shares of Sierra Wireless will be held by Numerex stockholders. As both companies have to make certain filings with the securities commissions, which may take several months to complete. We’re expecting the transaction to close in January 2018.

So for those of you who don’t know about Numerex, I’ll share with you a bit more. The company has been in business for 25 years, making it a grandfather of IoT. The company is headquartered in Atlanta and has a 143 employees. Numerex has an established IoT pure play and a single-source provider of integrated solutions for the Internet of things including devices, network services, platform services and application services. Today, approximately 95% of Numerex’ revenue is generated in the U.S., where they have a strong incumbency position in key IoT market segments, such as security, asset and vehicle tracking and tank monitoring.

Numerex’ annualized revenue based on the first quarter of 2017 actual revenue is approximately $66 million. Approximately 80% of this base is recurring subscription-based revenue and 20% comes from hardware sales. Operationally, Numerex approaches the market via 3 lines of business, network services, security services and asset -- to asset tracking and tank monitoring. I’ll now cover each of these in a little more detail.

Starting with network services. This business provides ready-to-deploy managed IoT solutions, this service includes pre-integrated devices, Numerex’ nxFAST cloud platform, data information services and application enablement services. This business has a diversified customer base and is similar in many respects to our own Cloud and Connectivity Services business.

The second is Numerex’ security services business, which provides cellular alarm communications and interactive services for residential and commercial security. Also in Numerex’ security business is electronic offender monitoring services for state and local governments. In addition, the Numerex security line of business provides lone worker and eldercare monitoring and personal emergency response services. All of these security services have location monitoring, alerts, notifications and reporting capabilities.

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Lastly, the asset tracking and tank monitoring business includes wireless tracking and monitoring devices for fixed and mobile assets that includes 2 primary service bundles, the first is, iManage, which is a solution that helps businesses optimize manufacturing and production by wirelessly tracking, managing and analyzing assets, while also providing supply chain alerts. And the other is iTank, which is a turnkey solution for the petroleum industry that provides wireless tank level readings as well as delivery route optimization to improve distribution efficiency.

So on the strategic rationale. We believe that Numerex represents an excellent strategic fit for Sierra Wireless. We’re both wireless IoT pure plays with complimentary positions in the IoT value chain. As you know, stated strategic goal for Sierra is to rapidly scale our revenue from recurring IoT services, connected to the devices we make. Numerex enables us to do just that. While also being fully aligned with our stated device-to-cloud strategy. With respect to scaling our services revenue, Numerex will bring approximately $54 million in annual recurring solution and services revenue from a diversified base of U.S. customers across a range of market segments.

Numerex will also help us to bolster our overall IoT market position with a strong customer base and proven managed IoT solutions. Numerex helps us to significantly expand our IoT services sales capacity, particularly in the critical U.S. market by bringing an experienced direct and indirect solution selling team to the combination. And we believe that adding Numerex will significantly enhance our operating model by nearly tripling our base of high margin recurring services revenue and significantly improving our overall revenue mix.

Overall, we believe that combining with Numerex, strengthens and accelerates our device-to-cloud strategy and will help us to build a powerful business and technology platform that will enable us to drive global expansion of our IoT services and to secure our market leadership position. In addition to excellent strategic alignment, Numerex also fits very well with our organizational structure and operating model. Our plan is to combine Numerex with our Cloud and Connectivity business unit once the transaction has closed. The combined business unit will be led by Marc Overton, our new Senior Vice President and General Manager of Cloud and Connectivity Services.

As mentioned earlier, Marc has more than 20 years of senior leadership experience in the IoT and wireless industries. He clearly has the experience and track record of growth to lead the combined business unit and to take our IoT services business to new levels. Overall, the combination will bring together complementary strengths and result in significant IoT scale. Total combined annualized revenue will exceed $710 million. Combined recurring services revenue will be more than $80 million annually or about 12% of consolidated revenue. Combined gross margin from recurring services revenue will be about 54%, which will enhance the overall gross margin profile of the company. The 2 companies are very complementary with respect to geographical concentration of their respective IoT services business. Sierra’s IoT services revenue is concentrated in Europe, while Numerex’ revenue base is largely in the U.S. Together, we’ll have a strong position in both Europe and the U.S. and a platform that we can leverage for global expansion. And together, we’ll also have significant sales capacity, essentially doubling the size of our IoT services sales team. This puts us in a strong position relative to competition and will help us to accelerate growth.

I’ll also note that our U.S. operational center for Cloud and Connectivity Services is located in the Atlanta area, approximately 10 miles from the Numerex headquarters. In addition to strong strategic rationale and organizational fit, the acquisition of Numerex is supportive of our stated mid-term corporate objectives, which is to, number one, drive our revenue above $1 billion annually, with respect to this objective, we believe that the combination will provide an excellent business and technology platform for driving revenue growth and geographical expansion. Number two, we also have a stated goal of shifting our mix of revenue such that more than 10% comes from recurring IoT services. On this, by adding Numerex, our consolidated IoT services revenue goes from 4% of total revenue to approximately 12% of consolidated revenue based on Q1 actuals for both companies. And final -- finally, number three, we have an objective to drive our operating margin to above 10% of revenue. And relative to this objective, we expect that the acquisition of Numerex will strengthen consolidated gross margin and will provide us with good operating leverage opportunities as we grow the business. So to summarize, we’re excited about our planned acquisition of Numerex and believe it will accelerate our device-to-cloud strategy by scaling our subscription-based IoT services revenue, bolstering our market position in the global IoT market and expanding our sales capacity in channels.

I’ll add that Numerex fits very well with the Sierra Wireless organizational structure and is supportive to achieving our operational model goals. Of course, we will be focused on capturing operating expense and cost of goods synergies as well as growth synergies that result in the combination. We believe that this will take a little time to capture these synergies and, therefore, expect the acquisition to be accretive to non-GAAP EPS about 12 months after closing. And finally, we believe that this combination represent a great value creation opportunity for both Sierra Wireless and

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Numerex shareholders. Together, we will be a clear leader in device-to-cloud solutions for the Internet of Things and believe that the growth opportunity ahead is compelling.

So with that, Cheryl, you can now open the line for questions.

Q U E S T I O N S    A N D    A N S W E R S

Operator

(Operator Instructions) Your first question comes from Thanos Moschopoulos from BMO Capital Markets.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP and Analyst

Maybe starting off on Numerex. To clarify, Jason, is all the revenue is staying or is there any portion of revenue that should trail off, because maybe noncore?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I think your question, are we planning on divesting any part of Numerex or turning down any of the Numerex businesses and the answer to that question is, no. So we expect to incorporate the full revenue base into the combination.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP and Analyst

And all of that in the cloud line, none of that in the enterprise line, for example?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I’m sorry, can you repeat that, Thanos?

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP and Analyst

Yes, all of the revenue would be in the Cloud and Connectivity line and none of it within the Enterprise line?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

That’s correct.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP and Analyst

Okay. And then maybe just to clarify, on OpEx, I think your comment was that we should see some operating leverage longer term and some synergies over time. So out of the gate bench, we look at Numerex’ historical OpEx profile as being kind of indicative of the OpEx you are assuming on day 1?

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David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Okay. I had to make some adjustments to that, Thanos, for instance, they’ve got some debt outstanding that we intend to takeout at closing time, so there would be interest cost coming out of their cost structure. And then overall, with respect to synergies, I think, the company has done a good job taking significant costs out of its structure in the last 12 months or so. And so of course, we think there’s synergies and those would include things like public costs, public company costs, cost of goods, sales, supply chain synergies, sales and growth synergies. So for sure, there are synergies there. And then having said that, go in the other way, we expect to be invested in certain areas of the business as well. So yes, there will be synergies. And as Jason said, we think that it would be accretive to our EPS, approximately 12 months out.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP and Analyst

And just to clarify from capabilities perspective, clearly there is new areas that you’ll be entering on security services and asset tracking and monitoring side. On network services side, are there new capabilities they’re bringing to you? Or is that more about scale?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Thanos, that’s really more about scale. As you know, our Cloud and Connectivity business focused in Europe, primarily, although we do have a footprint in the U.S., but it’s largely Europe-based, is growing and we’re growing the subscriber base, but the U.S. market is a tougher nut to crack and I think that by adding immediate scale with Numerex and bringing those channels into the combination and mobile network operator relationships that will enable us to take that combined scale and accelerate growth post transaction.

Operator

Your next question comes from the line of Mike Walkley of Canaccord Genuity.

Thomas Michael Walkley - Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Congratulation on the Numerex acquisition. When we’re considering just the impact may be to your OEM Solutions business. Is there much overlap at all with kind of Numerex in target markets like tank monitoring, asset tracking, et cetera, that compete with some of your end customers or OEM Solutions. Is there any kind of dis-synergy you might consider on that just as we try to think about the combined companies?

- Sierra Wireless, Inc. - CEO, President and Director

I think, Mike, there is some of that. And so we need to carefully finesse that. We do sell OEM modules into some Numerex competitors and those are situations that we need to handle very carefully. We do that effectively, as you know, already in our business. We managed that with key customers like Cisco and CradlePoint, who are dear customers to us, but who also compete against our Enterprise Solutions products. So we’ll have a similar situation, I think, with a -- over the small set of our current OEM customers, who do compete against Numerex. So we’ll have to carefully manage those situation and assure those customers that the walls between our business units do indeed exist and our OEM Solutions customers while they may compete against our Cloud and Connectivity Services business unit are still very dear OEM customers and we need to keep that -- that kept separation between the business units.

Thomas Michael Walkley - Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Okay, thanks. And Numerex has been in the midst of a pretty big restructuring programs. So should we assume they continue to cut cost into the acquisition and then while it’s not EPS accretive, given their losing money on EPS line now, they are making positive EBIT, so would you expect it to be adjusted EBITDA accretive from day 1?

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David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Yes, we would Mike.

Thomas Michael Walkley - Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Okay, great. And you think they’ll continue with their ongoing restructuring programs into the deals? Is that part of the belief there?

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

It’s hard for us to comment on them and what they may do, but it feels to us, that it’s -- that’s largely behind them.

Thomas Michael Walkley - Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Okay, great. And then just to the current business, just -- can you discuss maybe the Enterprise Solution business, just strong year-over-year, but a little flat with Q1 and you -- how do you see maybe that business trending to the back half of the year, is your guidance kind of flattish sequential and you’re talking about adverse mix, just -- is that business kind of softening in the back half of the year? And what are you seeing on a competitive front there?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

No, I think that we are -- without giving -- slipping into providing guidance for specific business units. We see interest in growth opportunities ahead for the Enterprise business unit, this is the way I’ll put it, Mike. We think that, that is a very interesting long-term profitable growth opportunity, we’re making some investments in sales and marketing, as you know. We’ve also completely refreshed the product line. So we’ve added channel strength with Ingram. So we’re inclined to believe that, that business is a growth story, in the - - in both the short term and long term. I think in the short term, particularly, Q2 and then maybe even to Q3, we’ll be seeing some maybe unusually strong contribution from telematics gateways and that, as you can see, is damping gross margin, but I think, overall, we view that business as a growth business.

Thomas Michael Walkley - Canaccord Genuity Limited, Research Division - MD and Senior Equity Analyst

Okay, great. So it’s more the mix shifts within product categories and lower gross margin and OEM Solutions from some of the automotive stuff, not a mix shift between the divisions? In terms of...

Jason W. Cohenour - Sierra Wireless, Inc. - CEO President and Director

Correct, I mean, it’s a -- I think if you look at consolidated gross margin, the biggest impact, of course, is this -- this automotive transition that we’ve already referred to about today and the past. But I think, we’re -- we also in addition to that have a, call it, an in-quarter unfavorable mix. And that’s largely the automotive customer there for 2 and plus some -- probably some added revenue from telematics gateways. Above t the average.

Operator

Your next question comes from the line of Paul Steep of Scotia Capital.

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Paul Steep - Scotiabank Global Banking and Markets, Research Division - Analyst

Jason, could you talk just a little bit in OEM. What you’ve seen in terms of mix, in terms of a shift towards Cat-M1 and NB-IOT. Chipsets, in terms of where we are in that transition, in terms of what customers have been sort of been ordering and what does volumes now look like or are we still sort of back a generation?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Yes, Paul, it’s very early days in terms of revenue contribution on LPWA products is the way to think about it. Obviously, some Cat-1 stuff shipping, but with the respective to Cat-M1 and NB-IOT, it’s a very low percentage of our revenue mix today, however, we have secured design wins for those new products, but we’re not yet shipping commercially at any meaningful level on those products, that’s really yet to come. With respect to chipsets, kind of the usual suspects, I guess, are working on chipsets, of course, Qualcomm will be a key player there and also the smaller challengers, we believe will be key players there, including Altair, now part of Sony and Sequans.

Paul Steep - Scotiabank Global Banking and Markets, Research Division - Analyst

Great. And then just one quick follow-up on Numerex. Could you talk a little bit about -- they’re go-to-market seems to be heavily channel focused and seems like there -- we based on some of the quick reading here, heavily security focused. How does that sort of fit with your go-to-market in the U.S., particularly around the carrier relationships that they have and what you have?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Yes, I think, as you look at some of the specific vertical markets that Numerex addresses, they are for the most part specialist sales force and channels sales forces salespeople and channels, is the way to think about it and then, of course, network services is much more of a -- much more of a horizontal connectivity and platform play, much more a keen to our Cloud and Connectivity -- our existing Cloud and Connectivity Services business. I do expect, there is still going to be leverage between those different sales efforts, but with respect to the vertical markets you would see vertical applications specialists selling those specific services into security asset tracking, tank monitoring and the like.

Operator

Your next question comes from the line of Steven Li of Raymond James.

Steven Li - Raymond James Ltd., Research Division - SVP

Jason, a few questions on Numerex. So you already paying the debt. Is there any cash coming over?

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Steven, it’s Dave here. yes, they will have some amount of cash on the balance sheet, but that would be really for working capital purposes going forward.

Steven Li - Raymond James Ltd., Research Division - SVP

Okay. And Jason, the 3 segments you outlined, are they more or less equal in size?

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Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

They are not, Steven. And right now, Numerex does not segment that externally, but they are of different sizes.

Steven Li - Raymond James Ltd., Research Division - SVP

Which one would be the largest?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I think, we’re going to respect Numerex’ disclosure box on this, Steven, and allow them to provide that information if they choose to.

Steven Li - Raymond James Ltd., Research Division - SVP

Okay, that’s fair. And so Jason so -- the recurring revenues for Numerex, it has declined the last 2 years. Any color, you can provide there?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Yes, I think it’s a great question. Obviously, we had to spend a lot of time in due diligence. Looking at that, clearly, Numerex has been managing a difficult transition in their business, largely driven by the 2G transition. They’ve been managing that pretty effectively, more recently, I would say and our read of the situation, Steven, is, is that the biggest part of that transition challenge is behind them. We see signs of the business stabilizing, but let’s be realistic here, I think once we own the business, we’re going to have some work to do to return those businesses to a healthy growth trajectory, and I think that challenge is reflected in the price we paid.

Operator

Your next question comes from the line of James Kisner of Jefferies.

David Aaron Wishnow - Jefferies LLC, Research Division - Equity Associate

David Wishnow in for James. Just on Numerex, obviously, there is a geographic differentiation between your core business and Numerex, is there any specific customer overlap that you guys are concerned about, potentially cannibalizing some of the revenue potential moving forward?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

We see very little customer overlap, David. Michael Walkley asked a question earlier about potential -- our customers potentially as competitors to Numerex, there is some of that, that we need to carefully manage, of course. But with respect to cannibalizing ourselves, we don’t see really any of that. If some of that exists, it would be minimal.

David Aaron Wishnow - Jefferies LLC, Research Division - Equity Associate

Okay, great. And you guys have mentioned in Numerex some of the transition issues from 2G moving forward and some of that heading the recurring revenue in the past. What -- How do we think about the lifetime of these contracts on the recurring revenue side? Do you guys see a good path for the next 3 to 4 years, what’s already in place within Numerex? Or will there be spending involved to kind of get things updated to the next level?

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Yes, I think, there’s going to be a few moving pieces there. For our assessments, David, is that their sales funnel is improving, it’s getting larger, it appears to be healthier than it -- than it has been in the previous x number of months, so that has us very encouraged. And however, again, being realistic, there are still some technology transition ahead of them. I think they’ve done a really good job in particular with a large part of their 2G subscriber base and moving that over to a different carrier, who has committed to keeping the 2G network on for a significantly longer period of time. But that just delays that challenge, right? So we’ll still have to confront that challenge, help them with the technology transition. And I candidly believe that we’re probably one of the best positioned companies to help with the technology transition like that, given our experience and knowledge of where carrier technologies are going and require devices to effect that technology transition.

David Aaron Wishnow - Jefferies LLC, Research Division - Equity Associate

Okay, perfect. And one last question, just switching back to the OEM business. Are you guys seeing, obviously, the VW contract is somewhat unique? What you guys think about potential for another large automotive contract being awarded at some points this calendar year? Is that a potential or things slipping a little bit?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

No, that’s definitely -- that possibility definitely is there. And as you might expect, we are actively pursuing large design wins in the -- new large design wins in the automotive space, and I fully expect that we will win some of them.

Operator

(Operator Instructions) Our next question come from the line of Richard Tse of National Bank Financial.

Steven Walt - National Bank Financial, Inc., Research Division - Associate

It’s actually Steven in for Rich. You had another question about the acquisition. How do we think about synergies, I know you talked it in briefly. I was wondering more in terms of timing, when we can expect to see those. And maybe if you can magnitude as well, any indication of size?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Richard, I think, it’s -- pardon me, Steven. I think, as you might expect, we’ve done a lot of work on modeling synergies. And we’re not ready to disclose what our expected synergies are with the specificity today. But there’s -- we believe there are low-hanging fruit synergies and Dave refer to some of those earlier. There is a cost of debt -- significant cost of debt in that business that will come out. There is significant public company costs, and we only need one of those on a go-forward basis, so that cost will come out. We think -- and I think those are things that will happen fairly quickly. Other cost synergies, such as reducing cost of goods sold, that will take time, because certainly on the hardware side, that will take some redesign, so that doesn’t happen overnight. We also believe that there are very interesting sales and growth synergies, given the combined sales team and combined capabilities, and we think those will take some time to have impact as well. So we’re bullish on the menu of synergies. The directional -- the direction will give you is that those synergies plus the power the combination gets us to a -- well, immediately to an EBITDA-accretive situation, and in about a year’s time, accretive on adjusted EPS. So I hope that gives you enough information to plug the values into your model.

Steven Walt - National Bank Financial, Inc., Research Division - Associate

Yes. So Q2 was a pretty solid quarter and we’ve seen a pickup in the past few quarters here, I was wondering, how your design pipeline is looking?

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Good. I’m very encouraged at the high level. And as I say this, I’m really -- I’m speaking, well, about the whole business, but maybe a bit more about OEM. The number of opportunities we’re seeing and the number of design wins we’re securing is very encouraging. Our business, that business is to a certain degree an elephant hunting business. So if we secure 170 design wins in a quarter, but no elephants, well, we might be a little disappointed on the LTV we bring into the pipeline, going in the other way, if we secure a 150 new design wins and 2 of those are elephants, well, then we’ll far exceed our LTV goals. So you kind of need a mix, you need quantity plus elephants and like I said, to the earlier caller, I think that certainly we see we have elephants in our sites and believe that some of those will come into our new customer program pipeline. I’ll also say the [CCBU] activity and the Enterprise business unit activity is strengthening in general. Number of new wins, climbing, funnel metrics growing, so I feel -- overall, I feel pretty good about new customer acquisition activity.

Steven Walt - National Bank Financial, Inc., Research Division - Associate

Great, one last one for me. Are you seeing any new use cases for your modules?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Every day. I mean, it’s clear -- on the OEM side, I mean, it’s clear that market segments that, of course, are driving today’s revenue and expected short-term revenue, and we talk about them all the time, right? The automotive and networking and mobile computing and payments and the like. But flying a bit below the radar and candidly today, lower volume deals, there is a tremendous set of new and unusual applications popping up every day from pet tracking to goods tracking to [smart saves], I mean, you name it. There’s something new and different every day, lighting.

Operator

Your next question come from the line of David Gearhart of First Analysis.

David W. Gearhart - First Analysis Securities Corporation, Research Division - Associate Analyst

My first question -- I just wanted to ask if you could disclose the acquired revenue for GenX and the other businesses? If you have that handy.

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

On GenX, we disclosed the annualized revenue run rate, when we acquired the company last August, I believe it was. And I believe we set at that time that the GenX revenue run rate was $14 million at the annualized revenue run rate, and we’re doing a little bit better than that right now, but we won’t disclose, of course, the contribution from GenX in any specific quarter at this point in time.

David W. Gearhart - First Analysis Securities Corporation, Research Division - Associate Analyst

And the other 2 pieces, the GlobalTop and Blue Creation de minimis for the acquired revenue piece?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Pretty small, David, is the way to think about that. Those are going to be -- they have a meaningful impact that’s going to take a bit longer. I mean, there’s revenue contribution, of course, but pretty small in the context of the overall OEM business.

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

David W. Gearhart - First Analysis Securities Corporation, Research Division - Associate Analyst

Okay, and then back to GenX. I know that their business, they were focused on a few large customers. Wondering if you’ve had a good ability attraction of going outside your existing customer base to expand your sales targets there?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I’ll say yes, although far and away, still the largest contributors to revenue on telematics gateways from the acquired GenX, are the large customers you’re referring to.

David W. Gearhart - First Analysis Securities Corporation, Research Division - Associate Analyst

Okay. And one on Numerex, and I’m not sure if you’ll be able to answer this. But Numerex has a pretty legacy network connectivity business, almost like an MVNO, and as you mentioned, they’ve been suffering from a 2G migration. Is there any way you can give us some idea of what the complexion of the recurring businesses from core end-to-end solutions versus high-value end-to-end solutions versus a lower value connectivity piece, if you can kind of break that up a little bit, is that 60-40, 70-30, any color you can provide would be helpful.

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Well, again, I’ll be careful with the disclosure box, because it’s not really ours right now, but our understanding is that more revenue comes from application services. So vertical market application services than from the legacy horizontal more connectivity-oriented services.

Operator

Your next question come from the line of Todd Coupland of CIBC.

Todd Adair Coupland - CIBC World Markets Inc., Research Division - Research Analyst

First question is the mix impact you talked about in Q3, is that something that resolves in a quarter? Or would you see that mix and drag carrying onto the fourth quarter?

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Todd, It’s Dave here. I think we would expect -- and it’s -- you’re getting a little beyond our guidance here. We would expect the mix to improve a little bit in the fourth quarter that would allow for some measured improvement.

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I’ll quickly point out, though, that this specific automotive program...

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

That transition will still be going...

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

We’ve been talking about, that transition will continue for years, right? So that will ultimately fully transition. What Dave was referring to on a consolidated basis that the mix we expect...

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Other things...

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

to be a little bit -- a little bit better, but I think this automotive customer transition will be with us for a while.

Todd Adair Coupland - CIBC World Markets Inc., Research Division - Research Analyst

Okay. But the system drag, which you called out that’ll alleviate somewhat and you’ll have other products offsetting auto and Q4, it sounds like...

David G. McLennan - Sierra Wireless, Inc. - CFO and Secretary

Yes, that’s certainly our sense right now, Todd.

Todd Adair Coupland - CIBC World Markets Inc., Research Division - Research Analyst

And if I could just ask about -- thinking about Numerex a little bit longer term. Do you have any idea, what growth might look like if your investment plan is successful? So it’s been trending down a little bit, even though you’ve given us a baseline. How do you -- how are you thinking about it 2 or 3 years down the road in terms of its possibilities?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

I mean, we’re very bullish. I mean, 2 to 3 years down the road, without putting a specific number on it, Todd. I mean -- I think it’s a combined entity, that’s the way you should think about it. Numerex combined with our Cloud and Connectivity Services business unit and the scale the 2 represent from a customer base standpoint and a subscriber base standpoint and a sale team standpoint and technology elements. I mean, I think, all of that results in a business platform and a technology platform that we can leverage to drive growth. So we’re going to be playing offense on that. On day 1, we’ll have very strong presence in Europe and the U.S., and we’re going to leverage that. Our plan is to leverage that platform to take those services global and provide our large OEMs and enterprises, who Sierra Wireless has excellent access to and provide them with a global Connectivity and Cloud Services and maybe even some of the application services that Numerex brings along. So we’re inclined to grow.

Todd Adair Coupland - CIBC World Markets Inc., Research Division - Research Analyst

And is this a double-digit grower in that sort of environment? Or is it steady single-digit with the good margins and cash flow?

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Oh gosh, well, my recommendation on that, before we tried to vector in on any specific growth rate. Let’s get to close and that’s kind of take us to January 18 and then I think we’ll be able to give some more clarity around growth rates, certainly for the consolidated company and, of course,

AUGUST 02, 2017 / 9:30PM, SW.TO - Q2 2017 Sierra Wireless Inc Earnings Call

will be reporting business unit results on a regular quarterly basis. So I think to blurt out an expected growth rate for the combined Cloud and Connectivity Services business unit at this point in time takes us 5 months before we actually even own Numerex would be premature.

Operator

There are no further questions at this time. I will turn the call back over to the presenters.

Jason W. Cohenour - Sierra Wireless, Inc. - CEO, President and Director

Great. Thanks so much, Cheryl. Thank you, everybody, for joining today’s call. As usual, management will be available, if you have any follow-up questions. Cheryl, with that, you can terminate the call.

Operator

This concludes today’s conference call. You may now disconnect.

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Certain statements and information in this communication constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including, but not limited to, statements and information regarding the benefits of the transaction, the combined company’s future business prospects, performance and growth program, revenues and the expectation that the acquisition will be accretive approximately one year after the closing of the transaction.

Forward-looking statements:

●	Typically include words and phrases about the future such as “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

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Are not promises or guarantees of future performance. They represent our current expectations and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

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Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Numerex and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period, (vii) the outcome of any legal proceedings that may be instituted against either company related to the merger agreement or the transaction, (viii) our ability to successfully integrate Numerex’s operations, product lines, and technology within the expected time-line or at all, and (ix) our ability to implement our plans, forecasts, and other expectations with respect to Numerex’s business after the completion of the proposed merger and realize additional opportunities for growth and innovation.

The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the U.S. Securities and Exchange Commission (“SEC”) and the Provincial Securities Commissions in Canada.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed acquisition of Numerex by Sierra Wireless. In connection with the proposed merger, Sierra Wireless intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Numerex that also constitutes a prospectus of Sierra Wireless. After the registration statement is declared effective, Numerex will mail the proxy statement/prospectus to its shareholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS.

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Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Sierra Wireless and Numerex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Sierra Wireless with the SEC will also be available free of charge on Sierra Wireless’ website at www.sierrawireless.com or by contacting Sierra Wireless’ Investor Relations Department by telephone at (604) 231-1137 or by e-mail to investor@sierrawireless.com. Copies of the documents filed by Numerex with the SEC are available free of charge on Numerex’s website at investor.numerex.com or by contacting Numerex’s Investor Relations Department by telephone 770-615-1410 or by e-mail to kgayron@numerex.com.

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This communication is not a solicitation of proxies in connection with the proposed merger of Sierra Wireless and Numerex. However, Numerex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Numerex’s shareholders in respect of the proposed merger. Information regarding Numerex’s directors and executive officers can be found in Numerex’s Form 10-K/A filed with the SEC on May 1, 2017, as well as its other filings with the SEC. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Numerex using the sources indicated above.

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